UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Root, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

77664L108

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. SVB Financial Group
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 783,012(1)
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 783,012(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 783,012(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.2%(2)
12.	Type of Reporting Person (See Instructions) HC-CO-IA

(1)	Consists of 627,012 shares of Class A Common Stock held by Capital Partners III, L.P. and 156,000 shares Class A Common Stock held by Venture Overage Fund, L.P.
(2)	Based on 9,600,000 shares of Class A Common Stock outstanding at October 27, 2023 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 1, 2023.

1.	Names of Reporting Persons. SVB Capital Partners III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 627,012(1)
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 627,012(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 627,012(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.5%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Consists of 627,012 shares of Class A Common Stock held by Capital Partners III, L.P.
(2)	Based on 9,600,000 shares of Class A Common Stock outstanding at October 27, 2023 as reported in the Issuer’s Form 10-Q filed with the SEC on November 1, 2023.

1.	Names of Reporting Persons. Capital Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 627,012
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 627,012

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 627,012
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.5%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Based on 9,600,000 shares of Class A Common Stock outstanding at October 27, 2023 as reported in the Issuer’s Form 10-Q filed with the SEC on November 1, 2023.

1.	Names of Reporting Persons. SVB Capital Venture Overage, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 156,000(1)
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 156,000(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 156,000(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.6%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Consists of 156,000 shares of Class A Common Stock held by Venture Overage Fund, L.P.
(2)	Based on 9,600,000 shares of Class A Common Stock outstanding at October 27, 2023 as reported in the Issuer’s Form 10-Q filed with the SEC on November 1, 2023.

1.	Names of Reporting Persons. Venture Overage Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 156,000
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 156,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 156,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.6%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Based on 9,600,000 shares of Class A Common Stock outstanding at October 27, 2023 as reported in the Issuer’s Form 10-Q filed with the SEC on November 1, 2023.

Item 1.

(a)	Name of Issuer: Root, Inc.

(b)	Address of Issuer’s Principal Executive Offices 80 E. Rich Street, Suite 500 Columbus, Ohio 43215

Item 2.

(a)	Name of Person Filing SVB Financial Group SVB Capital Partners III, LLC Capital Partners III, L.P. SVB Capital Venture Overage, LLC Venture Overage Fund, L.P.

(b)

Address of Principal Business Office or, if none, Residence

SVB Financial Group

2770 Sand Hill Road

Menlo Park, California

94025

SVB Capital Partners III, LLC

2770 Sand Hill Road

Menlo Park, California

94025

Capital Partners III, L.P.

2770 Sand Hill Road

Menlo Park, California

94025

SVB Capital Venture Overage, LLC

2770 Sand Hill Road

Menlo Park, California

94025

Venture Overage Fund, L.P.

2770 Sand Hill Road

Menlo Park, California

94025

(c)	Citizenship Each Reporting Person is a citizen of Delaware.

(d)	Title of Class of Securities Class A Common Stock

(e)	CUSIP Number 77664L108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See the responses to Item 9 on the attached cover pages.

(b)	Percent of class:

See the responses to Item 11 on the attached cover pages.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See the responses to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote

See the responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of

See the responses to Item 7 on the attached cover pages.

(iv)	Shared power to dispose or to direct the disposition of

See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See Exhibit 99.2.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

SVB Financial Group

By	/s/ Nicholas Grossi
Name:	Nicholas Grossi
Title:	Interim Chief Financial Officer

SVB Capital Partners III, LLC

By	/s/ Christie Ma
Name:	Christie Ma
Title:	Authorized Signatory

Capital Partners III, L.P.

By: SVB Capital Partners III, LLC, its general partner

By	/s/ Christie Ma
Name:	Christie Ma
Title:	Authorized Signatory

SVB Capital Venture Overage, LLC

By	/s/ Christie Ma
Name:	Christie Ma
Title:	Authorized Signatory

Venture Overage Fund, L.P.

By: SVB Capital Venture Overage, LLC, its general partner

By	/s/ Christie Ma
Name:	Christie Ma
Title:	Authorized Signatory

INDEX TO EXHIBITS

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with the SEC on February 11, 2022)

99.2	Item 7 Information (incorporated by reference to Exhibit 99.2 to the Schedule 13G filed by the Reporting Persons with the SEC on February 11, 2022)